UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

RESULTS 3Q25 Telefônica Brasil S.A.Investor Relations October 30, 2025 3Q25 Results | Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the third quarter of 2025, presented in accordance with International Accounting Standards (IFRS) and with the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee. Background PatternAI-generated content may be incorrect. To access the spreadsheet containing the data available on our Investor Relations website, click here 3Q25 Highlights Postpaid Accesses 69.8mn +7.3% YoY FTTH Accesses 7.6mn +12.7% YoY Total Revenues R$14.9bn +6.5% YoY EBITDA R$5.5bn +9.0% YoY 1. Considers Postpaid ex-M2M and ex-Dongles. 2. 56.9 million Revenue Generating Units (Taxpayer ID/CPFs). 3. AL means After Leases. More details on page 18. 4. Does not include amounts related to IFRS 16 effects and licenses. 5. Operating Cash Flow is equal to EBITDA minus Capex (ex-IFRS16 and ex-licenses). 6. Considers the net income attributed to Telefônica Brasil. 7. Considers the events paid from January 1, 2025, to October 30, 2025. We ended 3Q25 with 116.6 million accesses, an increase of +1.2% in the annual comparison. In the mobile segment, we reached 102.9 million accesses (+1.4% YoY), and 683 municipalities covered by 5G technology, which represents a 1.7x increase compared to the previous year. In postpaid (excluding M2M and dongles), we ended 3Q25 with +3.3 million net additions YoY, totaling 49.9 million accesses. ARPU¹ reached R$53.5, and churn¹ ended the quarter at 0.98%, remaining at historically low levels. In fiber, we reached 30.5 million homes passed, an increase of +7.6% YoY, reaching 7.6 million homes connected (+12.7% YoY). For the fifth quarter in a row, fiber churn registered a decrease in the annual comparison, ending the quarter at 1.46%, decrease of -0.2 p.p. YoY. Net revenue totaled R$14,949 million, up +6.5% YoY, supported by the solid performance of postpaid (+8.0% YoY), FTTH (+10.6% YoY) and Corporate Data, ICT and Digital Services revenues, that expanded +22.8% YoY, strengthening fixed revenues, that grew +9.6% YoY. In the last 12 months, the average monthly revenue per RGU² evolved to R$64.6, reflecting the growth in revenues from B2C connectivity (+4.6% YoY) and B2C new businesses (+15.3% YoY), reinforcing our position as a one-stop-shop for our customers. EBITDA registered an increase of +9.0% YoY, the highest growth in the last two years, with a margin of 43.4%, up +1.0 p.p. YoY and +2.9 p.p. QoQ. EBITDA AL³ expanded +9.2% YoY, with a margin of 34.3%, up +0.9 p.p. YoY. In 3Q25, Capex4 totaled R$2,603 million, a growth of +4.3% YoY, representing 17.4% of revenues, a decrease of -0.4 p.p. in the annual comparison. Operating Cash Flow5 reached R$3,883 million, up +12.4% YoY, with a margin of 26.0% (+1.4 p.p. YoY) in relation to net revenue. Net income6 for the period reached R$1,888 million, up +13.3% YoY. The remuneration paid7 to shareholders totaled, by the end of October 2025, R$5,676 million, with R$2,250 million related to interest on equity declared in the fiscal year 2024, R$2,000 million to capital reduction and R$1,426 million to share buybacks. This month, the Company deliberated an additional R$380 million in interest on equity, totaling R$2,680 million declared in the fiscal year 2025 until October. Once again, we reaffirm our commitment to distribute, between 2024 and 2026, at least 100% of the net income for each fiscal year. In 2024, we met the guidance with a payout of 105.3%. 2 3Q25 Results | 1. Other Revenues include Fixed Voice, xDSL, FTTC and IPTV. 2. AL means After Leases. More details on page 18. 3. Net Income attributable to Telefônica Brasil. 4. Earnings per share (EPS) calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period, EPS for 2024 was recalculated considering the effects of the Split and Reverse Stock Split effective on April 15, 2025. More details can be found in note 23.i) of the Financial Statements as of September 30, 2025. 5. Does not include amounts related to IFRS 16 effects and licenses. 6. Operating Cash Flow is equivalent to EBITDA less Capex ex-IFRS 16 and licenses. 7. AL Operating Cash Flow is equivalent to EBITDA After Leases less Capex ex-IFRS 16 and licenses. Highlights 3 3Q25 Results | Mobile Business Mobile Service Revenue (MSR) registered an increase of +5.5% YoY, mainly driven by Postpaid Revenue¹, which grew +8.0% in the annual comparison, representing 86.0% of MSR (+2.0 p.p. YoY). Despite accelerated migrations from prepaid to postpaid, the prepaid segment has shown signs of recovery, with a slower revenue decline of -7.6% YoY and +1.7% QoQ, reflecting a sequential increase in recharge frequency. It is important to note that prepaid accounts for 14.0% of MSR and 9.1% of Net Operating Revenue, and that the migration trend positively impacts overall mobile service performance, given the higher ARPU and lower churn in postpaid. Revenues from Handsets & Electronics grew +2.8% YoY. In the quarter, sales of 5G-compatible smartphones represented 95% of total units sold (+9.1 p.p. YoY). 1. Postpaid revenue includes M2M, dongles, wholesale, and others. 2. Ex-M2M and ex-Dongles. Mobile Access million Postpaid Access million Postpaid Churn² % 4 The postpaid customer base maintains its consistent growth, up +7.3% YoY and +1.9% QoQ, reaching 69.8 million accesses, supported by: migrations from prepaid to control and pure postpaid plans, as well as new customer acquisitions. These factors, combined with annual price adjustments, contributed to a new record in mobile ARPU, that reached R$31.5, up +3.9% YoY in the quarter. 3Q25 Results | Fixed Business Fixed Revenue ended the quarter with a +9.6% YoY increase, the highest growth in the Company’s recent history, reflecting the consistent growth of FTTH (+10.6% YoY) and Corporate Data, ICT and Digital Services (+22.8% YoY) revenues. We reached 30.5 million homes passed with fiber (+7.6% YoY) across 450 cities (+6 YoY), adding 2.2 million households YoY and connecting 7.6 million customers (+12.7% YoY), achieving a penetration rate of 24.9%, up +1.1 p.p. vs. 3Q24. For the fifth consecutive quarter, FTTH churn registered a decline in the annual comparison, ending 3Q25 at 1.46%, a reduction of -0.2 p.p. YoY. The Company continues to reinforce the importance of convergence as a growth lever, and the indicators remain positive. Vivo Total churn stands at 0.72% per month (-0.02 p.p. YoY), significantly lower than standalone customers, and gross ARPU is approximately R$230. FTTH 1. Other Fixed Revenues include Fixed Voice, xDSL, FTTC and IPTV. 2. Vivo Total is our product that combines fiber and mobile in a single offering. Homes Passed million Homes Connected million 5 Of these 7.6 million accesses, 4.7 million are convergent, of which 3.2 million through Vivo Total², whose base grew +52.7% YoY. Vivo Total accounted for 85.1% (+2.0 p.p. YoY) of FTTH additions in our own physical stores over the last three months. Corporate Data, ICT and Digital Services revenue posted double-digit growth of +22.8% YoY, totaling R$1,386 million in the quarter, of which R$968 million came from Fixed Digital B2B revenues (+40.1% YoY), including Cloud (+46.2% YoY) and Security (+20.6% YoY). 3Q25 Results | Digital Business 1. 56.9 million Revenue Generating Units (Taxpayer ID/CPFs). 2. In 1Q25, we improved the revenue allocation between products within Digital B2B, adjusting historic and current figures with no changes to the total Digital B2B Revenues 3. Includes equipment. We continue to advance in the development of a robust digital ecosystem, through strategic partnerships that strengthen our consolidation as a true hub of digital services. B2C Vivo positions itself as a complete hub of digital services for companies, going beyond traditional connectivity. In the last 12 months, B2B digital services generated R$5,059 million in revenues, +34.2% YoY, representing 8.6% of our total revenue — an increase of +1.8 p.p. YoY. We have just signed the world’s largest IoT contract with Sabesp, which includes the installation of 4.4 million smart water meters in São Paulo and São José dos Campos by 2029, as well as managing the platform that monitors and processes transmitted data. B2B Digital B2B Revenues² Digital Solutions³ Cloud IoT + Messaging Cybersecurity Entertainment In content, Vivo distributes to its customers the main music and video OTTs on the market. This front generated R$820 million in revenues in the last 12 months (+19.9% YoY), with a base of 3.7 million subscribers to content platforms, a significant growth of +32.6% YoY. 6 R$ million Health and Wellness Vale Saúde Sempre, our marketplace for health services, connects customers to clinics and laboratories across the country through a monthly subscription. Since its launch, we have already reached 450 thousand subscriptions. In the last 12 months, we reached 68 thousand consultations, exams and procedures, resulting in a revenue of R$91 million in the last 12 months (+87.2% YoY) with health and wellness. Financial Services Vivo Pay is our 100% digital platform that integrates Vivo's financial solutions, such as personal loans, insurance, early access to FGTS, PIX installments, among others. In the last 12 months, revenues from financial services grew +6.7% YoY, totaling R$480 million. From the launch of Vivo Pay - Personal Loan, in October 2020, the total amount of loans granted exceeded R$1.1 billion. In Vivo Seguros, our portfolio includes protection for smartphones, smartwatches, tablets, headphones and laptops. In 3Q25, we reached 600 thousand insured devices, +42% YoY. In Sep/25, about 40% of smartphones sold left stores with insurance coverage. B2C Products & Services Considering all B2C products and services — both telecommunications and new business — the average monthly revenue per RGU¹ reached R$64.6 in the last 12 months, reinforcing our position as a one-stop-shop for our customers. The Company has invested in the use and dissemination of Artificial Intelligence and just expanded its partnership with Perplexity, a generative AI platform, by extending the benefit of up to 1 year of free Perplexity Pro subscription to prepaid customers who top-up at least R$30 and Easy Lite customers, expanding the partnership that already included postpaid, control, Vivo Total, TV, and fiber customers. 3Q25 Results | Costs Costs of Services and Products Sold increased by +9.2% YoY, reflecting the growth in revenues from digital services. Costs of Services and Products Sold Services +19.4% YoY | 11.7% of Revs (+1.3 p.p. YoY) This growth reflects the strong expansion of digital solutions revenues, mainly in the B2B segment. Products Sold -5.2% YoY | 6.6% of Revs (-0.8 p.p. YoY) Decline related to improved margin profile in the sale of Handsets & Electronics. 7 3Q25 Results | Personnel: +3.2% YoY | 10.5% of Revs (-0.3 p.p. YoY) Increase mainly reflects salary adjustments and headcount growth in Digital Services, IT, and New Businesses teams, partially offset by enhancements in benefit program management. Commercial & Infrastructure: +4.1% YoY | 24.2% of Revs (-0.6 p.p. YoY) Growth driven by higher commercial activity, partially balanced by efficiency gains in network costs and digitalization. Provision for Bad Debt: +10.4% YoY | 2.7% of Revs (+0.1 p.p. YoY) Annual increase aligned with the growth in postpaid and recurring revenue-generating customers. On a QoQ basis, PDD decreased -1.4%. PBD's control demonstrates the prioritization of customers in the payment of connectivity, in addition to the execution of credit and collection actions by the Company. General & Administrative: +20.9% YoY | 2.4% of Revs (+0.3 p.p. YoY) Increase reflects a lower base in 3Q24, when consulting and third-party administrative service expenses were temporarily lower. Compared to 2Q25, expenses grew +1.4% QoQ, showing sequential stability. Other Operating Income (Expenses): +204.3% YoY | 1.4% of Revs (+0.9 p.p. YoY) Revenue of R$215.7 million mainly due to asset sales resulting from migration to authorization, partially offset by higher provisions for contingencies. We recorded a benefit of R$232.4 million¹ from asset sales (R$33.7 million in copper and R$198.7 million in real estate), versus R$95.0 million in 3Q24. We will deliver R$4.5 billion of asset sales over the next few years, mainly concentrated in 2026 and 2027. 8 Costs from Operations increased by +2.6% YoY, mainly due to inflationary impacts and higher expenses related to commercial activity, partially offset by asset sales linked to the former fixed voice concession Costs from Operations Digitalization KPIs 1. Amounts of asset sales are net of costs. Payments received through Pix % Vivo App Users million 3Q25 Results | From EBITDA to Net Income EBITDA to Net Income – 3Q25 1. Considers the net income attributed to Telefônica Brasil. 2. AL means After Leases. More details on page 18. R$ million EBITDA EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) in 3Q25 was R$6,486 million, up +9.0% when compared to 3Q24, the highest growth since 1Q24, with an EBITDA margin of 43.4%, +1.0 p.p. YoY. EBITDA AL² also expanded, +9.2% YoY, with a margin of 34.3%, up +0.9 p.p. YoY. Depreciation and Amortization Depreciation and Amortization expenses increased +1.6% YoY, slowing the annual growth pace as we entered comparable bases, given that expenses were higher in 3Q24 due to the revision of the useful life of legacy network equipment, accelerating their depreciation. Since 2Q25, there has been a decline in PPA depreciation/amortization due to the end of amortization of part of the intangible assets incorporated with the acquisition of GVT, that previously amounted to R$24 million per quarter. Financial Result Financial Result for 3Q25 totaled an expense of R$666.4 million, representing an increase of +26.0% YoY. This growth largely reflects an atypical comparison base in 3Q24, which recorded a positive effect of R$44.3 million due to the reversal of monetary updates on provisions following adherence to the Paraná State Amnesty Program. In addition to this effect, starting in 2Q25, financial expenses also grew sequentially, influenced by the increased non-recurring liability related to the FISTEL TFF fee, whose amount was increased in March 2025 due to non-payment. This resulted in higher monetary adjustment expenses on this liability, which at the end of 3Q25 totaled R$6.0 billion (+29.6% YoY). Net Income We ended the quarter with Net Income¹ of R$1,888.4 million, an increase of 13.3% YoY, mainly driven by business growth, that boosted EBIT, recording an increase of +20.9% YoY. 9 3Q25 Results | Capex 1. Does not include amounts related to IFRS 16 effects and licenses. 2. Considering countries with large territorial extension. 3. Compiled based on publicly available information from prominent tower companies. Capex¹ totaled R$2,603 million in 3Q25, a growth of +4.3% YoY, representing 17.4% of Net Operating Revenue, a decline of -0.4 p.p. YoY, reinforcing the trend of lower investment intensity. Free Cash Flow Free Cash Flow totaled R$1,762 million in 3Q25, reflecting growth of +5.5% compared to 3Q24. In the period, we observed higher working capital consumption (+237.9% YoY), mainly due to the increased inventory levels, and higher tax payments (+93.6% YoY), due to the rise in EBIT and fewer interest on capital deliberations this year. For the second consecutive year, we received the 5G Global Winner award from OpenSignal, certifying that we have the fastest 5G in the world². This recognition reinforces our focus on quality and delivering the best possible experience to our customers. In this regard, we continue to expand our 5G network, which now covers 683 municipalities (+1.7x YoY) and 66.7% of the Brazilian population. Fiber investment also plays an important role in the Company’s strategy, as it has supported the expansion of FTTH, accelerating connected households by +12.7% YoY. 10 These effects were more than offset by positive EBITDA performance and lower disbursements related to leasing contracts, resulting in improved cash generation in the quarter. There is still room to optimize the leasing cost dynamic through contract renegotiations and increased infrastructure sharing, as we have an average of 1.4 tenants per tower, while in mature markets the average is 2.0³. 3Q25 Results | Indebtedness Loans, Financing and Debentures Net Debt L.T. Debt Profile The Company's gross debt (ex-IFRS 16 leases) totaled R$3,978 million at the end of 3Q25, a decrease of -24.6% YoY, mainly reflecting the settlement in July 2025 of the debenture related to the 7th Issuance, 1st Series, in the amount of R$1,500 million. Of the total, 99% of gross debt is denominated in local currency and 1% in foreign currency. The currency exposure of the debt is 100% covered by hedging operations. Considering Cash, Investments and Derivatives, the Company presented net cash of R$2,997 million on September 30, 2025. If the effect of leases were included, net debt would reached R$11,101 million at the end of 3Q25. 1. Considers liabilities for the acquisition contracts of Vita IT, Vale Saúde and IPNET, contributions made by Polígono Capital in Vivo Money, the Amnesty Program of the States of São Paulo and Paraná, in addition to the loan agreement of CloudCo Brasil. More details can be found in note 20 of the Financial Statements as of September 30, 2025. 2. Considers cash and cash equivalents and accounts receivable from FIDC Vivo Money. 3. Debt does not include fees related to FISTEL TFF for the years 2020 to 2025, totaling R$6.0 billion. 11 3Q25 Results | Capital Markets Share Performance Our capital stock is composed exclusively of common shares, with voting rights, that are listed on B3 (ticker: VIVT3) and NYSE (ticker: VIV). (Base 100 on 12/31/2024) VIVT3 is the 34th most liquid share in the Brazilian Stock Exchange, up 11 positions YoY¹. 1. According to B3’s Negotiability Index of September. 2. Earnings per share (EPS) calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period, EPS for 2024 was recalculated considering the effects of the Split and Reverse Stock Split effective on April 15, 2025. More details can be found in note 23.i) of the Financial Statements as of September 30, 2025. 3. Data adjusted according to the number of shares after the Reverse Split and Split operation. 4. Variation compares periods ended September 30, 2025, and December 31, 2024, adjusted after the Reverse Split and Split operation. 12 90 100 110 120 130 140 150 160 Dec-24 Jan-25 Feb-25 Mar-25 Apr-25 May-25 Jun-25 Jul-25 Aug-25 Sep-25 IBOV VIVT3 VVVIIIVVVTTT333 aaajddujjsuutssattdeeodd pbboyyr dd diivviviiddideeennndddssos 3Q25 Results | Shareholder Remuneration The capital reduction, in the amount of R$2.0 billion, was approved on November 5, 2024, by the Board of Directors and on December 18, 2024, by the Extraordinary General Meeting, relative to the shareholder base on February 27, 2025, and payment on July 15, 2025. For more information on Shareholder Remuneration, click here. Distribution to Shareholders³ R$ million In 2025, the Interest on Equity already declared totals R$2.7 billion, all with payment scheduled by April 30, 2026: ▪ 1Q25: R$380 million; ▪ 2Q25: R$940 million; ▪ 3Q25: R$980 million; ▪ October 2025: R$380 million. 1. Considers the events paid from January 1, 2025, to October 30, 2025 2. Number of shares was adjusted to reflect the Reverse split and split operation effective in April 2025. 3. Considers dividends, interest on capital and resources resulting from the capital reduction paid, and share buybacks made between January and December of the respective year. 13 By the end of October 2025¹, the remuneration paid to shareholders totaled R$5,676 million, of which R$2,250 million related to interest on equity declared in fiscal year 2024, R$2,000 million related to capital reduction and R$1,426 million related to share buybacks. In addition, on February 25, 2025, the Board of Directors approved a new Share Buyback Program, with the objective of generating value for shareholders through efficient cash allocation. The program, that will remain in effect until February 25, 2026, provides for an investment limit of up to R$1.75 billion. Since January 2025, more than R$1.4 billion has been used to repurchase 48.4 million shares² (1.5% of our current share capital), of which R$1.2 billion under the current program (70.1% of the total limit). The Company reaffirms its commitment to the consistent remuneration of its shareholders, establishing, for the period from 2024 to 2026, the distribution of at least 100% of the net income of each fiscal year, through dividends, interest on equity, capital reductions and share buyback programs. In 2024, this guidance was met with a payout of 105.3% on net income. This quarter, we approved a cancellation of 34,740,770 shares (1.07% of the capital stock) that had been repurchased and were held in treasury, reinforcing our commitment to shareholder remuneration. As a result of the cancellation, the Company's capital stock is now divided into 3,226,546,622 common, book-entry and non-par value shares. 3Q25 Results | ESG Environmental, Social and Governance Vivo’s ESG Strategy is composed of 6 action pillars, with over 100 indicators integrated into the Responsible Business Plan (RBP), monitored and approved by the Board of Directors through the Quality and Sustainability Committee. The RBP contains goals that contribute to the company's sustainable growth with ethics and integrity, composed of Sustainable Development Goals (SDGs) and other relevant commitments on the topic. 14 Environmental COMMITMENTTOBIODIVERSITY:Telefônica Brasil will invest in the restoration and protection of 800 hectares of the Amazon rainforest over the next 30 years, in a region located between the states of Maranhão and Pará. The initiative includes planting, regeneration, and conservation of more than 900 thousand trees. FUTUROVIVOEVENTbrought together leading voices to promote reflections on building a more sustainable and human world. The Company also launched the Futuro Vivo podcast, where guests discuss topics such as climate change and the impact of technology on a sustainable future. LAUNCH OF THE FUTURO VIVO COURSE,a free initiative in partnership with Vivae, which presents in a simple way concepts about climate, sustainability, and the importance of COP30. CLIMATEACTIONPLAN2025,a document that guides the Company’s transition to a low-carbon economy. R$3,045 MILLION IN REVENUEover the last 12 months generated from solutions that promote energy and climate efficiency and contribute to limiting global temperature rise to 1.5°C. Social AFFIRMATIVEJOBOPPORTUNITIES:(i) More than 45 exclusive positions for professionals with some form of disabilities in the Customer Experience area; (ii) Young Apprentice Program with 50% of over 130 positions reserved for black talent, and all positions eligible for people with disabilities; (iii) More than 10 exclusive positions for black talent in the technology area. Governance EXCELLENCE IN COMPLIANCE WITH ISO 26000,Corporate Social Responsibility standard, with 92% adherence to the guidelines (+3 p.p.), demonstrating a high level of compliance and making us the only company in the sector in Brazil with this distinction. LEADER ACROSS ALL SECTORS IN THE CORPORATE SUSTAINABILITY INDEX (ISE B3), that recognizes publicly traded companies for their commitment to corporate sustainability. RECOGNITIONS:(i) The only Brazilian company in the sector featured in Fortune magazine’s award highlighting companies that generate social impact through their business strategy. Telefônica Brasil was recognized for its actions to drive digitalization; (ii) Winner in the Technology and Telecommunications category in Melhores e Maiores 2025 by Revista Exame; (iii) Compliance Program of the Year at the Leaders League Compliance Summit and Awards 2025; (iv) Ranked in the Top 6 Best Companies to Work For in Brazil 2025, in the Gigantes category (more than 10,000 employees), in the national GPTW (Great Place to Work) ranking; (v) Industry leader in innovation, according to the Valor Inovação Brasil 2025 award. 3Q25 Results | Operational Indicators Mobile Business Fixed Business 15 1. Data published by ANATEL for August 2025. 3Q25 Results | Income Statement 1. Other Revenues include Fixed Voice, xDSL, FTTC and IPTV. 2. Net Income attributable to Telefônica Brasil. 3. Earnings per share calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period, 2024 EPS was recalculated considering the effects of the Reverse Split and Split effective on April 15, 2025. More details can be found in note 23.i) of the Financial Statements as of September 30, 2025. 16 3Q25 Results | Balance Sheet 17 3Q25 Results | EBITDA After Leases (IFRS 16) Depreciation and Amortization Additional Information 1. Purchase Price Allocation. 18 3Q25 Results | Glossary 19 Operational 3Q25 Results | Glossary 20 Financial 3Q25 Results | Results Call A replay of the conference call will be available after the end of the event, on our website Date October 31st, 2025(Friday) Time 10:00(Brasília time) 09:00(New York time) Connection Live transmission in English Click here Av. Eng. Luis Carlos Berrini, 1376 18th Floor – Cidade Monções – SP 04571-000 ir.br@telefonica.com Information available on the website: ri.telefonica.com.br This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments. 21 Telefônica Brasil Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 30, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director